ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

RECEIVED
2008 DEC 30 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08006354

File No. 82-34835
December 25, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Interim Business Report for the 24th Fiscal Period; and

2. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kazunari Onishi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-5845, facsimile +813-6888-6845).

Very truly yours,

Kazunari Onishi

Kazunari Onishi

PROCESSED
JAN 06 2009
THOMSON REUTERS

Enclosures

dlw 1/5

File No. 82-34835

(Summary English Translation)

Interim Business Report for the 24th Fiscal Period

April 1, 2008 through September 30, 2008

NTT URBAN DEVELOPMENT CORPORATION

FINANCIAL HIGHLIGHTS

Highlights of consolidated financial settlement are provided, together with consolidated business results for the six months ended September 30, 2008 shown in the form of graphs.

TO OUR SHAREHOLDERS

Compliments of Masaki Mitsumura, the President and Chief Executive Officer of the Company, as well as the business results for the six months ended September 30, 2008, business environment, implementation of the medium-term management plan 2010 and future prospects of the Company, are mentioned.

STEADY PROGRESS OF MEDIUM-TERM MANAGEMENT PLAN 2010

A description of the projects in the core business which made progress during the period is provided.

OUTLINE OF BUSINESS BY SECTOR

Results of operations for the six months ended September 30, 2008 of each of the leasing business, residential property sales business and other business are mentioned.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Balance Sheet as of September 30, 2008, Summary Consolidated Statement of Income for the six months ended September 30, 2008 and Summary Consolidated Statement of Cash Flows for the six months ended September 30, 2008 are provided.

COMMUNICATION WITH YOU

Answers to frequently asked questions and the annual report of the Company for the year ended March 31, 2008 are introduced.

RECENT TOPICS

"Good Design Award" awarded to UD Hibiya Building and Wellith Azabu Mamiana

A brief notice reporting that UD Hibiya Building and Wellith Azabu Mamiana have received "Good Design Award (Architectural and Environmental Design Division)" is provided.

NTT Urban Development Corporation Added to Global SRI Index

A brief notice reporting that the Company was adopted as a company for the "FTSE4Good Index Series", an index for social responsibility investment (SRI), is provided.

Sweets not found elsewhere

A brief introduction of its "fondant chocolat" from Club Knox, a restaurant managed by a consolidated subsidiary of the Company, Knox Twenty-One Co., Ltd., is provided.

OUTLINE OF THE COMPANY AND STATUS OF SHARES (as of September 30, 2008)

Company Data

The name, location of the head office, date of incorporation, amount of equity capital, number of employees (consolidated) and the names of branches are mentioned.

Officers

The names of 16 Directors and 4 Corporate Auditors are mentioned.

Status of Shares

The number of shares authorized to be issued, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios of such shareholders are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year, record date of distribution of surplus, timing of the ordinary general meeting of shareholders, number of shares constituting a unit, name and address of the transfer agent, and method of public notice are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Shelf Registration Statement

The Shelf Registration Statement with respect to future issuance of bonds was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on September 22, 2008. The Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. ("Tokyo Stock Exchange") for a certain period.

Quarterly Report

A Quarterly Report for the three-month period ended September 30, 2008, prepared in accordance with paragraph 1 of Article 24-4-7 of the Financial Instruments and Exchange Law, was filed with the Director of the Kanto Local Finance Bureau through EDINET on November 5, 2008 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  - 1. Changes in principal indicators of business operations, etc.
  - 2. Substance of business
  - 3. Related companies
  - 4. Employees
- II. Business operations
  - 1. Operating revenues
  - 2. Contracts, etc. being material to operation of business
  - 3. Analysis of financial position and results of operations
- III. Conditions of facilities
- IV. State of the company
  - 1. Information concerning shares, etc.
    - (1) Total number of shares, etc.
    - (2) Stock acquisition rights, etc.
    - (3) Rights plan
    - (4) Changes in number of issued shares and share capital
    - (5) Principal shareholders
    - (6) Voting rights

2. Changes in share price

3. Officers

V. Financial condition

1. Quarterly consolidated financial statements

(1) Quarterly consolidated balance sheet

(2) Quarterly consolidated statement of income

(3) Quarterly consolidated statement of cash flows

2. Other matters

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Quarterly review report of the independent accountants

The Quarterly Report is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Confirmation Letter Regarding the Appropriateness and Accuracy of a Quarterly Report

A Confirmation Letter Regarding the Appropriateness and Accuracy of a Quarterly Report, prepared in accordance with paragraph 1 of Article 24-4-8 of the Financial Instruments and Exchange Law, was filed with the Director of the Kanto Local Finance Bureau through EDINET on November 5, 2008. Such written confirmation is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the Quarterly Report (for the three-month period ended September 30, 2008) was filed with the Director of the Kanto Local Finance Bureau through EDINET on November 5, 2008. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

END